2475 Hanover Street Palo Alto, CA 94304-1114	Tel 650.233.4500 Fax 650.233.4545 www.pillsburylaw.com
December 15, 2006
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406
Mail Stop 6010
Attn: Mr. Thomas A. Jones

Re:	Oculus Innovative Sciences, Inc.-Registration Statement on Form S-1 (File No. 333-135584)
Ladies and Gentlemen:
     On behalf of Oculus Innovative Sciences, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 4 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.
     Amendment No. 4 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 14, 2006. Set forth below are the Registrant’s responses to the Staff’s comments. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. Marked copies of Amendment No. 4 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.
Prospectus Summary, page 1
1.	We note your disclosure in the first paragraph and throughout the prospectus that you do not have FDA regulatory approval to market Microcyn as a drug in the United States. We also note that you make numerous claims regarding the effectiveness of your product, including that it may shorten hospital stays. Until the FDA has reached conclusions on the safety and effectiveness of your product for other than currently approved uses, FDA regulations prohibit such promotional

Securities and Exchange Commission
December 15, 2006

statements. Please delete all statements regarding safety and effectiveness that are not supported by FDA conclusions.
Response: The Registrant respectfully submits that approval for medical devices requires adherence to FDA safety and efficacy standards. In response to the Staff’s comment, however, the Registrant has revised the Registration Statement to more clearly disclose that it does not have FDA approval to market Microcyn as a drug and to clarify that safety, efficacy and non-toxicity claims are related to the Registrant’s cleared and approved products.
Use of Proceeds, page 30
2.	Please refer to prior comment 4. Please revise your disclosure to specify the approximate amount of proceeds you intend to use to repay the bridge loan. Also identify the holder of the bridge loan promissory note and disclose his relationship to you.

Response: The Registration Statement has been revised as requested.
Management’s Discussion and Analysis...,, page 38
3.	Please refer to prior comment 17. Reconcile your disclosure on page 43 regarding sales of $580,000 during the six months ended September 30, 2006 to Alkem Laboratories Limited, in India, with the table on page F-47, which reflects sales only to the United States, Europe and Mexico. Also, expand the appropriate section to provide the disclosure required by Item 101(d) of Regulation S-K.

Response: The Registrant has revised the Registration Statement as requested.
Business, page 55
4.	Revise your business section as appropriate to disclose the services you provide.

Response: The Registrant has revised the Registration Statement as requested.

5.	With a view toward disclosure, please tell us about any planned joint venture with Alkem.

Response: The Registrant supplementally advises the Staff that it does not have any plans to enter into a joint venture with Alkem. The Registrant is aware of an article published in India in November which quoted executives at Alkem as saying that the parties were working toward a joint venture. The Registrant

Securities and Exchange Commission
December 15, 2006

brought the article to the attention of executives at Alkem, who dismissed the statement as unauthorized on their part.
Overview, page 55
6.	Please refer to prior comment 10. Please revise page 55 to clarify which portion of the billion dollar market is related to your business. Also, update the references to 2004 and 2003 industry data to the extent practical.

Response: The Registration Statement has been revised to quantify what the Registrant believes to be its addressable market. The Registrant has updated industry data on page 55 based upon the most current Kalorama report, which report will be provided to the Staff supplementally. Finally, the Registrant has deleted the reference to the market size for mouthwash, which information was from 2003.

7.	Please tell us where you revised page 66 in response to prior comment 11.

Response: The Registrant erroneously indicated that it had revised the Registration Statement in response to prior comment 11 as requested by the Staff. In Amendment No. 4, the Registrant has removed the reference to the dental care market size and made additional revisions intended to be responsive to the Staff’s comment.
Sales and Marketing, page 65
8.	Please disclose the material terms of the agreement with Alkem. Tell us whether you have any other material agreements with customers. If so, file those agreements as exhibits and disclose their material terms.

Response: The Registration Statement has been revised as requested. The Registrant informs the Staff that it does not have any other material agreements with customers.
Exhibits
9.	We note that you have requested confidential treatment for portions of exhibit 10.35. We will review and provide any comments on your request separately. Please resolve all comments regarding your request before requesting acceleration of the effectiveness of this registration statement.

Response: The Staff’s comment is noted.

Securities and Exchange Commission
December 15, 2006

* * * * *
     Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4606. Comments can also be sent via facsimile at (650) 233-4545.
Very truly yours,
/s/ Sylvia K. Burks
Sylvia K. Burks

cc:	Hojabr Alimi
G. A. Lombardi
N. Matteson